August 3, 2006	TSX: QC
AMEX/AIM: QCC

QUEST REPORTS ITS FINANCIAL RESULTS FOR THE SECOND QUARTER 2006

Vancouver, British Columbia, August 3, 2006 – Quest Capital Corp. ('Quest' or the 'Company'), announces its unaudited consolidated interim financial results for the six months ended June 30, 2006 (a copy of which are attached hereto and are also available on SEDAR at www.sedar.com).

HIGHLIGHTS

  Net earnings of $10.9 million ($0.08 per share) for the three months ended June 30, 2006 and $18.9 million ($0.14 per share) for the six months ended June 30, 2006, as compared to net earnings of $4.6 million ($0.05 per share) and $7.9 million ($0.08 per share), respectively, for the comparative periods in 2005;
  Net realized gains from sale of marketable securities and investments during the second quarter of 2006 totaled $6.7 million, as compared to $0.9 million realized during the comparative period in 2005;
  Loan portfolio increased 54% during the six months ended June 30, 2006 to $191.3 million, as compared to $124.6 million as at December 31, 2005;
  Total loans arranged during the six months ended June 30, 2006 totaled $112.8 million, of which the Company funded $104.5 million;
  Equity offering completed during the second quarter of 2006 resulted in net cash proceeds of $47.3 million.

Managing Director, A. Murray Sinclair commented, “We are clearly pleased with these results, as they reflect our ability to manage the substantial growth in assets that we have had over the past 12 months, as well as underlining the power and viability of our business model”.

About Quest

Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans of up to approximately $35,000,000 to operations in real estate, manufacturing, mining and energy. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President
Tel: (604) 689-1428	Tel: (416)-367-8383
Toll free: (800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.